Exhibit 99.4

24-11550 NetEase VIF Proof 3 Annual General Meeting of NetEase, Inc. (the “Company”) Date: June 26, 2024 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL Please separate carefully at the perforation and return just this portion in the envelope provided. _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Authorized Signatures - This section must be completed for your instructions to be executed. Annual General Meeting of NetEase, Inc. to be held on June 26, 2024 For Holders as of May 24, 2024 All votes must be received by 12:00 pm, New York Time on June 13, 2024. A copy of NetEase, Inc.’s 2023 annual report is available at http://ir.netease.com. If you wish to receive a paper or email copy of 2023 annual report, you may request a copy by emailing ir@service.netease.com. Copyright © 2024 Mediant Communications Inc. All Rights Reserved EVENT # CLIENT # PROXY TABULATOR FOR NETEASE, INC. P.O. BOX 8016 CARY, NC 27512-9903 Directors Recommend For Against Abstain PROPOSAL NO. 1: As an ordinary resolution, re-elect the following directors to serve for the ensuing year until the next annual general meeting of shareholders and until their successors are elected and duly qualified, or until such directors are otherwise vacated in accordance with the Company’s Memorandum and Articles of Association: 1a William Lei Ding 1b Alice Yu-Fen Cheng 1c Grace Hui Tang 1d Joseph Tze Kay Tong 1e Michael Man Kit Leung PROPOSAL NO. 2: As an ordinary resolution, ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as auditors of the Company for the fiscal year ending December 31, 2024 for U.S. financial reporting and Hong Kong financial reporting purposes, respectively. 24-11550 NetEase VIF.indd 1 4/19/2024 10:50:18 AM

24-11550 NetEase VIF Proof 3 NETEASE, INC. (the “Company”) Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM (New York Time) on June 13, 2024) The undersigned registered holder of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other deposited securities represented by such receipt(s) of NetEase, Inc. registered in the name of the undersigned on the books of the Depositary as of the close of business on May 24, 2024 at the Annual General Meeting of Shareholders of NetEase, Inc. to be held at 10:00 a.m. on June 26, 2024 at the Company’s offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, in respect of the resolutions specified on the reverse. NOTE: 1. Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company. 2. It is understood that if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company. PROXY TABULATOR FOR NETEASE, INC. P.O. Box 8016 CARY, NC 27512-9903 24-11550 NetEase VIF.indd 2 4/19/2024 10:50:18 AM